Exhibit 99.6

Time Sensitive
Materials
Depositary’s Notice of Court Meeting,
Extraordinary General Meeting of Shareholders and Termination of ADS
Facility to the holders of Chartered Semiconductor Manufacturing Ltd.
American Depositary Shares

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	16133R205.
ADS Voting Record Date:	October 5, 2009 (5:00 PM (NY time)).
Meetings Specifics:	Court Meeting — November 4, 2009 at 11:00 A.M. (Singapore time) at Republic Polytechnic Lecture Theatre at W2(LT-W2), Level 1,
9 Woodlands Avenue 9, Singapore 738964.

The Extraordinary General Meeting (“EGM”) of Shareholders will take place in the same location as soon as the Court Meeting ends.

Meetings Agendas:	Please refer to the Scheme Document and the EGM Proxy Statement, both dated October 9, 2009, enclosed herewith.
ADS Voting Instructions Deadline:	On 10:00 A.M. (New York City time) on October 29, 2009.
Deposited Securities:	Ordinary shares of Chartered Semiconductor Manufacturing Ltd., a company incorporated under the laws of the Republic of Singapore (the “Company”).
ADS Ratio:	10 Ordinary shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank Nominees Singapore Pte Ltd.
Deposit Agreement:	Deposit Agreement, dated as of November 4, 1999, by and among the Company, the Depositary and all Holders and Beneficial Holders of ADSs evidenced by ADRs, issued thereunder, as amended by Letter Agreement dated as of September 26, 2007.

To be counted, your ADS Voting Instructions Card must be received by the Depositary prior to 10:00 A.M. (New York City time) on
October 29, 2009.

Court Meeting and Extraordinary General Meeting of Shareholders*
     The Company has announced that a Court Meeting and EGM of Shareholders (the “Meetings”) will be held at the date, time and location identified above. A copy each of the Scheme Document and the EGM Proxy Statement from the Company which include the agenda for the Meetings are enclosed.**
     Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed ADS Voting Instructions Card prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.
     Upon timely receipt of a signed and completed ADS Voting Instructions Card from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which voting instructions have been received in accordance with the instructions contained therein.
     Please note that the Company has informed the Depositary that voting at the Meetings will be by poll.
Termination of ADS Facility
     Notice is hereby given that, conditional upon the scheme of arrangement (as described in the Scheme Document, the “Scheme”) becoming effective and as a result of the Scheme, the Deposit Agreement will be terminated on the same day the Scheme becomes effective.
     As of the date the Scheme becomes effective, each ADS will represent the right to receive, upon surrender of the ADR evidencing the ADS to the Depositary, the net cash proceeds received by the Depositary in respect of the applicable Deposited Securities (after conversion by the Depositary of the Scheme consideration from Singapore dollars into U.S. dollars and deduction of applicable fees, taxes and expenses)
     The Depositary shall, promptly after the day the Scheme becomes effective, distribute a notice to Holders of ADSs detailing the manner in which the ADSs may be surrendered to the Depositary in exchange for the net cash proceeds received by the Depositary applicable to their ADSs.
     The information contained herein with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.
     If you have any questions about the way in which ADS Voting Instructions Card may be delivered to the Depositary, please contact Citibank, N.A. — Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).
Citibank, N.A., as Depositary

*	Holders of ADSs who wish to attend the Court Meeting and/or the EGM or to be present at the court hearings in relation to the Scheme should arrange for the surrender and cancellation of their ADS to the ADS Depositary and delivery of ordinary shares of the Company in accordance with the terms and conditions of the Deposit Agreement so as to become shareholders of the Company prior to the date and time of the Court Meeting and/or the EGM, as applicable.

**	As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Voting Record Date will be entitled, subject to applicable provisions of the laws of the Republic of Singapore and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.